Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 27, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                                                                                                                                                Form 20-F__✓___                                              Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                                                                                                                                Yes______                                                                                  No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

                                                This Report on Form 6-K contains the following:-

1.                                       A news release dated December 6, 2005 entitled ‘Vodafone Launches global Mobile TV’

2.                                       A press release dated December 14, 2005 entitled ‘Vodafone Will Be McLaren Mercedes title
Sponsor’

3.                                       A news release dated December 22, 2005 entitled ‘Vodafone Announces Completion of
Acquisition of 10% Economic Interest in Bharti Tele-Ventures in India’

4.                                       Stock Exchange Announcement dated December 1, 2005 entitled ‘Transactions in Own
Securities’

5.                                       Stock Exchange Announcement dated December  2, 2005 entitled ‘Cancellation of Shares’

6.                                       Stock Exchange Announcement dated December 2, 2005 entitled ‘Transactions in Own
Securities’

7.                                       Stock Exchange Announcement dated December 5, 2005 entitled ‘Transactions in Own
Securities’

8.                                       Stock Exchange Announcement dated December 6, 2005 entitled ‘Transaction in Own
Securities’

9.                                       Stock Exchange Announcement dated December 7, 2005 entitled ‘Transactions in Own
Securities’

10.                                 Stock Exchange Announcement dated December 8, 2005 entitled ‘Transactions in Own
Securities’

11.                                 Stock Exchange Announcement dated December 9, 2005 entitled ‘Transactions in Own
Securities’

12.                                 Stock Exchange Announcement dated December 12, 2005 entitled ‘Transactions in Own
Securities’

13.                                 Stock Exchange Announcement dated December 13, 2005 entitled ‘Transaction in Own
Securities’

14.                                 Stock Exchange Announcement dated December 13, 2005 entitled ‘Notification of Transactions of directors, Persons discharging Managerial Responsibility or Connected Persons’

15.                                 Stock Exchange Announcement dated December 14, 2005 entitled ‘Transaction in Own
Securities’

16.                                 Stock Exchange Announcement dated December 14, 2005 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

17.                                 Stock Exchange Announcement dated December 15, 2005 entitled ‘Transactions in Own
Securities’

18.                                 Stock Exchange Announcement dated December 16, 2005 entitled ‘Transactions in Own
Securities’

19.                                 Stock Exchange Announcement dated December 19, 2005 entitled ‘Transaction in Own
Securities’

20.                                 Stock Exchange Announcement dated December 20, 2005 entitled ‘Transactions in own
Securities’

21.                                 Stock Exchange Announcement dated December 20, 2005 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

22.                                 Stock Exchange Announcement dated December 21, 2005 entitled ‘Transactions in Own
Securities’

23.                                 Stock Exchange Announcement dated December 22, 2005 entitled ‘Transactions in Own
Securities’

24.                                 Stock Exchange Announcement dated December 22, 2005 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

6 December 2005

VODAFONE LAUNCHES GLOBAL MOBILE TV

Vodafone today announces the launch of its global Mobile TV channels featuring an exciting mix of world-class TV brands, pan-European sports coverage and leading entertainment and documentary programmes.  Vodafone’s global Mobile TV channels will be widely available across Vodafone markets from this month.

“With a wide range of ‘good for TV’ handsets, an intuitive, easy to use service and a portfolio of instantly recognisable television brands and programming, the launch of global Mobile TV is a compelling proposition for our customers”, says Peter Bamford, Chief Marketing Officer at Vodafone.  “Attracting world class content providers, such as Twentieth Century Fox Television and HBO, ensures the premium quality of this product and underpins our confidence in its widespread adoption.”

Mobile TV will consist of a variety of formats, highlights of which include:

•	“Sex and the City” and “Six Feet Under” from HBO
•	Eurosport
•	MTV
•	Specially edited for mobile, Seasons 1-4 of “24”, featuring Kiefer Sutherland, from Twentieth Century Fox Television
•	UEFA Champions League
•	Discovery

Research conducted by Vodafone clearly demonstrates watching Mobile TV on the move complements television viewing habits at home, indicating likely high consumer demand for this product.    The findings include: consumers want well-known TV brands and channels, they like dipping in and out of television as it is an enjoyable way of filling free time, and thus Mobile TV appeals to people’s spontaneity.

This globally sourced content, which works on any Vodafone live! with 3G enabled handset, will complement the existing domestic Mobile TV offerings already available in eight of Vodafone’s operating countries – Germany, Greece, Italy, Netherlands, New Zealand, Portugal, Spain and the UK – three associate networks – Belgium, France and Switzerland – and one partner network - Austria.

The launch of these global Mobile TV channels, as well as their availability, packaging and programming, will vary according to market.

-ends-

Notes to Editors:

HBO

•	HBO will offer award-winning full-length programming, such as “Sex and the City”, “Curb Your Enthusiasm” and “Six Feet Under”.
•	Programming will be adapted for various Vodafone markets and scheduled in 90 minute loops, 24 hours a day.

Twentieth Century Fox Television

•	Through its Fox Mobile Entertainment unit, Twentieth Century Fox Television offers compelling mobile content from existing and original made-for-mobile brands.
•	Seasons 1-4 of the Emmy Award winning series “24” have been specially edited for mobile and these edits will be available as on demand clips and as loops of the entire edited seasons.

Eurosport

•	Eurosport has an extensive portfolio of major live sporting events which are broadcast across Europe in 19 languages, giving viewers all the excitement that live sport can generate.

The UEFA Champions League

•	The UEFA Champions League channel offers content from the world’s premier club football competition.
•	The channel consists of 2 minute highlights and previews per match, the top 5 goals of the week and pick of the week, all updated after each match and available in English, French, Spanish and German.

Discovery

•

The Discovery Mobile service features compelling, award-winning content from its vast programming library encompassing all of Discovery’s global networks including the company’s flagship brand, Discovery Channel, as well as Animal Planet and Discovery Science.

•	Discovery Mobile consists of a 2 hour block of short video segments that are refreshed on a weekly basis.

MTV

•

As the world’s largest television network, MTV will offer up to two channels in most of Vodafone’s markets in Europe. One channel will feature MTV favourites such as “Pimp My Ride” customised for the mobile viewing experience, along with original made-for-mobile programming including the new eight-episode series “Head and Body”.  Details of the second channel will be announced in the coming weeks.

Chilli TV

•

Chilli TV, twice awarded the prestigious Palme D’Or for extreme sports coverage, is the single largest archive of extreme sports footage in the world. Set to music, Chilli mixes action sports with travel, street art, and urban culture.

•	The channel consists of continuous 2 minute micro-programmes interspersed with a unique programme guide, which means viewers are never more than 2 minutes away from their next mobile adventure.

Fashion TV

•

Fashion TV is the first and only international TV channel dedicated to fashion 24 hours a day. With extensive coverage of the very best shows from fashion weeks around the world, Fashion TV offers exclusive access to the popular models and designers.

For further information:

Media Relations

Tel:  +44 (0) 1635 664444

Investor Relations

Tel:  +44 (0) 1635 664447

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications.  Vodafone has equity interests in 27 countries and Partner Networks in a further 27 countries, with a proportionate customer base of over 171 million.

For more information, please visit www.vodafone.com

© Vodafone Group 2005. VODAFONE, Vodafone live! and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

14th December  2005

VODAFONE WILL BE McLAREN MERCEDES

TITLE SPONSOR

Vodafone and the McLaren Mercedes Formula One team today announce a long-term sponsorship agreement, commencing January 2007 which will last into the next decade.  Vodafone will become Title Sponsor of the Team – ‘Vodafone McLaren Mercedes’ and the ‘Official Mobile Partner’.

The sponsorship demonstrates Vodafone’s ongoing commitment to the Formula One World Championship, a sport which continues to deliver massive global television coverage and which has significant appeal for Vodafone’s consumer and business customers around the world.

The title sponsorship includes a number of benefits:

-	The team name will be ‘Vodafone McLaren Mercedes’.
-	Vodafone will be the ‘Official Mobile Partner’ of the team.
-	Dominant Title Sponsorship branding on the new 2007 cars, drivers’ and pit crews’ overalls and helmets and other ancillary elements.
-	Significant marketing activation opportunities including hospitality, merchandising, and promotional rights including access to drivers and track days.
-

Behind the scenes access to the Vodafone McLaren Mercedes racing team, enabling Vodafone to bring exclusive content to Vodafone live! with 3G customers, allowing them to ‘live the motor racing experience’ and feel part of the racing team.

-

Additional content will include Vodafone McLaren Mercedes racing news updates, test results and full team biographies, the McLaren story, exclusive Vodafone McLaren Mercedes team games, videos, ringtones, wallpapers and screensavers.

Commenting on the agreement Peter Bamford, Vodafone’s Chief Marketing Officer said, “We are excited about this new phase of involvement in motor racing.  As Title Sponsor of the Vodafone McLaren Mercedes team it raises our association with Formula One to the ultimate level.  The new agreement delivers a fantastic marketing platform; the associative rights we acquire as a result of this new sponsorship provide us with additional opportunities to continue to raise brand awareness, build brand preference and drive revenue.  It will also provide our customers with unique and exciting content through Vodafone live! with 3G.”

“This is only the third time for more than 30 years that the opportunity to become the team’s Title Sponsor has existed,” said Ron Dennis, Chairman and CEO of the McLaren Group and McLaren Mercedes Team Principal. “The status of the brand and the level of activation in support of the sponsorship were key criteria for our choice of Title Sponsor and Vodafone over-delivers in all respects. In addition, as our agreement is long-term, this provides important stability within the Team, allowing us to focus fully on our objective of winning races and Championships together. We are delighted to welcome Vodafone to the team and look forward to many future successes.”

“We welcome Vodafone as the new title sponsor to the team,” said Norbert Haug, Vice-President, Mercedes-Benz Motorsport. “The fact that a world-renowned brand like Vodafone with such an impressive market performance has joined us is of significant importance not only for the team but also for all our world class sponsor partners. I am sure that each one will benefit from the respective activities of the other, which is a first class prospect for everybody involved.”

- ENDS -

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications. Vodafone has equity interests in 27 countries and Partner Networks in a further 27 countries, with a proportionate customer base of over 171 million. Vodafone live! with 3G is available in 18 countries worldwide. For more information, please visit www.vodafone.com

© Vodafone Group 2005. VODAFONE, the Vodafone logos and Vodafone live! are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

About McLaren

McLaren Racing, the company behind the McLaren Mercedes team, was formed in September 1980 as a result of a merger between Team McLaren and Project Four, a British company owned by Ron Dennis, now Chairman and CEO of the McLaren Group. McLaren has competed in Formula One since 1966 and since then is the most successful Formula One team with 148 Grands Prix wins. The team has also claimed eleven Formula One Drivers’ World Championships and eight Formula One World Constructors’ Championship and to date, McLaren has raced in 596 Grands Prix. The McLaren Technology Centre in Woking, England, the McLaren Group’s headquarters has been developed on a 50 hectare site. The facility includes design studios, laboratories, research and testing facilities, electronics development, machine shops and production facilities for the McLaren Mercedes Formula One cars and the Mercedes-Benz SLR McLaren. For more information about McLaren please visit www.mclaren.com.

22 December 2005

VODAFONE ANNOUNCES COMPLETION OF ACQUISITION OF 10% ECONOMIC INTEREST IN BHARTI TELE-VENTURES IN INDIA

Further to the announcement of 28 October 2005, Vodafone Group Plc (“Vodafone”) announces that the Vodafone group has today subscribed for convertible debentures in Bharti Enterprises Private Limited representing a 4.39% indirect economic interest in Bharti Tele-Ventures Limited (“BTVL”).

The Vodafone group completed the acquisition of the 5.61% direct interest in BTVL from Warburg Pincus LLC on 18 November 2005.  Accordingly, from 18 November 2005 Vodafone proportionately consolidated its 5.61% direct stake in BTVL and from today will proportionately consolidate its entire 10% economic interest in BTVL.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading mobile telecommunications group with operations in 27 countries across 5 continents with 171 million proportionate customers worldwide as at 30 September 2005 as well as 27 partner networks. For further information, please visit www.vodafone.com.

About BTVL

BTVL is the no. 1 mobile operator in India, where it offers nationwide GSM services to 14.1 million customers as at 30 September 2005.  BTVL is also a leading provider of fixed-line services.  For the year ended March 2005, BTVL had consolidated revenues of Rs.80.0 billion, consolidated EBITDA of Rs.30.1 billion and net income of Rs.15.0 billion. For further information, please visit www.bhartiteleventures.com.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares
Date of purchase:	30 November 2005
Number of ordinary shares purchased:	48.5 million
Highest purchase price paid per share:	127.5p
Lowest purchase price paid per share:	125.25p
Volume weighted average price per share:	126.2738p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,970,500,000 shares at a cost (including dealing and associated costs) of £4,173,041,549.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	30 November 2005
Number of ordinary shares transferred:	64,888
Highest transfer price per share:	126p
Lowest transfer price per share:	126p

Following both the above transactions, Vodafone holds 6,506,712,533 of its ordinary shares in treasury and has 61,978,605,273 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

CANCELLATION OF SHARES

Vodafone Group Plc (“Vodafone”) announces today that as its holding of Vodafone shares approaches 10% of the nominal value of the issued share capital prescribed by the Companies Act 1985 as the maximum number of shares that a company may hold in treasury it has cancelled the following number of its ordinary shares of U.S.$0.10.

Ordinary Shares
Date of cancellation:	1 December 2005
Number of ordinary shares cancelled:	750 million

Following the above cancellation, Vodafone holds 5,783,056,846 of its ordinary shares in treasury and has 61,952,355,400 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares
Date of purchase:	1 December 2005
Number of ordinary shares purchased:	26.5 million
Highest purchase price paid per share:	126.25p
Lowest purchase price paid per share:	125.75p
Volume weighted average price per share:	125.8774p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,997,000,000 shares at a cost (including dealing and associated costs) of £4,206,572,520.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	1 December 2005
Number of ordinary shares transferred:	155,687
Highest transfer price per share:	126.5p
Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,783,056,846 of its ordinary shares in treasury and has 61,952,355,400 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares
Date of purchase:	2 December 2005
Number of ordinary shares purchased:	52 million
Highest purchase price paid per share:	126p
Lowest purchase price paid per share:	122.75p
Volume weighted average price per share:	123.6466p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,049,000,000 shares at a cost (including dealing and associated costs) of £4,271,203,094.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	2 December 2005
Number of ordinary shares transferred:	88,282
Highest transfer price per share:	124.75p
Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,834,968,564 of its ordinary shares in treasury and has 61,900,470,855 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	5 December 2005
Number of ordinary shares transferred:	49,073
Highest transfer price per share:	125.75 pence
Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 5,834,919,491 of its ordinary shares in treasury and has 61,900,519,928 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares
Date of purchase:	6 December 2005
Number of ordinary shares purchased:	38 million
Highest purchase price paid per share:	126.25p
Lowest purchase price paid per share:	126p
Volume weighted average price per share:	126.0954p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,087,000,000 shares at a cost (including dealing and associated costs) of £4,319,368,511.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	6 December 2005
Number of ordinary shares transferred:	145,558
Highest transfer price per share:	125.75p
Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,872,773,933 of its ordinary shares in treasury and has 61,862,665,486 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares
Date of purchase:	7 December 2005
Number of ordinary shares purchased:	47 million
Highest purchase price paid per share:	130.75p
Lowest purchase price paid per share:	126.25p
Volume weighted average price per share:	128.83p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,134,000,000 shares at a cost (including dealing and associated costs) of £4,380,233,473.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	7 December 2005
Number of ordinary shares transferred:	83,858
Highest transfer price per share:	125.75p
Lowest transfer price per share:	114.85p

Following both the above transactions, Vodafone holds 5,919,690,075 of its ordinary shares in treasury and has 61,815,899,388 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares
Date of purchase:	8 December 2005
Number of ordinary shares purchased:	47 million
Highest purchase price paid per share:	130.25p
Lowest purchase price paid per share:	128.25p
Volume weighted average price per share:	129.4962p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,181,000,000 shares at a cost (including dealing and associated costs) of £4,441,413,176.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	8 December 2005
Number of ordinary shares transferred:	1,370
Highest transfer price per share:	125.75p
Lowest transfer price per share:	125.75p

Following both the above transactions, Vodafone holds 5,966,688,705 of its ordinary shares in treasury and has 61,768,958,897 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares
Date of purchase:	9 December 2005
Number of ordinary shares purchased:	17 million
Highest purchase price paid per share:	128.75p
Lowest purchase price paid per share:	128p
Volume weighted average price per share:	128.4485p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,198,000,000 shares at a cost (including dealing and associated costs) of £4,463,362,971.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	9 December 2005
Number of ordinary shares transferred:	284,250
Highest transfer price per share:	128.75p
Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,983,404,455 of its ordinary shares in treasury and has 61,752,243,147 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	12 December 2005
Number of ordinary shares transferred:	37,272
Highest transfer price per share:	129 pence
Lowest transfer price per share:	129 pence

Following the above transfer, Vodafone holds 5,983,367,183 of its ordinary shares in treasury and has 61,752,285,177 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company has been advised that on 12 December 2005 Philip Yea, a Non-Executive Director of the Company, disposed of an interest in 8268 shares of US$0.10 each in the Company at the price of 129.31p per share. Also, on 12 December 2005 Mr Yea’s wife acquired an interest in 8268 shares at 129.44p per share and accordingly Mr Yea’s total interest remains unchanged at 70,000 shares.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	13 December 2005
Number of ordinary shares transferred:	64,279
Highest transfer price per share:	128.5 pence
Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 5,983,302,904 of its ordinary shares in treasury and has 61,752,349,456 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company has been advised that Sir John Bond, a Non-Executive Director of the Company, has today acquired an interest in 100,000 shares of US$0.10 each in the Company at a price of 124.5p per share and accordingly Sir John’s total interest is now 134,423 shares.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares
Date of purchase:	14 December 2005
Number of ordinary shares purchased:	23.5 million
Highest purchase price paid per share:	126.25p
Lowest purchase price paid per share:	124p
Volume weighted average price per share:	125.394p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,221,500,000 shares at a cost (including dealing and associated costs) of £4,492,983,793.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	14 December 2005
Number of ordinary shares transferred:	161,425
Highest transfer price per share:	128.25p
Lowest transfer price per share:	128.25p

Following both the above transactions, Vodafone holds 6,006,641,479 of its ordinary shares in treasury and has 61,729,054,767 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares
Date of purchase:	15 December 2005
Number of ordinary shares purchased:	28.5 million
Highest purchase price paid per share:	126.25p
Lowest purchase price paid per share:	125.25p
Volume weighted average price per share:	125.7829p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,250,000,000 shares at a cost (including dealing and associated costs) of £4,529,018,331.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	15 December 2005
Number of ordinary shares transferred:	12,979
Highest transfer price per share:	124.75p
Lowest transfer price per share:	124.75p

Following both the above transactions, Vodafone holds 6,035,128,500 of its ordinary shares in treasury and has 61,700,586,746 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	16 December 2005
Number of ordinary shares transferred:	67,779
Highest transfer price per share:	126 pence
Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 6,035,060,721 of its ordinary shares in treasury and has 61,700,654,525 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares
Date of purchase:	19 December 2005
Number of ordinary shares purchased:	34.5 million
Highest purchase price paid per share:	124.25p
Lowest purchase price paid per share:	121.75p
Volume weighted average price per share:	122.6105p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,284,500,000 shares at a cost (including dealing and associated costs) of £4,571,538,918.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	19 December 2005
Number of ordinary shares transferred:	57,984
Highest transfer price per share:	125.25p
Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,069,502,737 of its ordinary shares in treasury and has 61,666,283,098 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 20 December 2005 by Mourant ECS Trustees Limited that on 12 December 2005 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 128p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Peter Richard Bamford*	196
Sir Julian Horn-Smith*	196
Andrew Nigel Halford*	196
Alan Paul Harper	196
Stephen Roy Scott	196
Paul Michael Donovan	196

* Denotes Main Board Director

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares
Date of purchase:	20 December 2005
Number of ordinary shares purchased:	23 million
Highest purchase price paid per share:	124.25p
Lowest purchase price paid per share:	121.25p
Volume weighted average price per share:	122.3975p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,307,500,000 shares at a cost (including dealing and associated costs) of £4,599,836,731.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	20 December 2005
Number of ordinary shares transferred:	79,377
Highest transfer price per share:	123.5p
Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 6,092,423,360 of its ordinary shares in treasury and has 61,643,362,475 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares
Date of purchase:	21 December 2005
Number of ordinary shares purchased:	25.5 million
Highest purchase price paid per share:	124.25p
Lowest purchase price paid per share:	123.25p
Volume weighted average price per share:	123.8447p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 3,333,000,000 shares at a cost (including dealing and associated costs) of £4,631,581,349.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares
Date of transfer:	21 December 2005
Number of ordinary shares transferred:	64,505
Highest transfer price per share:	122.5p
Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 6,117,858,855 of its ordinary shares in treasury and has 61,617,937,256 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company has today been advised that Arun Sarin, the Chief Executive of the Company, acquired an interest in 100,000 shares of US$0.10 each in the Company at a price of 123.5p per share on Wednesday 21 December 2005 and accordingly Mr Sarin’s total interest is now 4,944,000 shares (excluding unexercised share options and incentive shares).

Stephen Scott
Group General Counsel and Company Secretary

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 27, 2006	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary